[Letterhead of World Heart Corporation]

Exhibit 10.5

December 9, 2003

Piet Jansen
A.J. Ernststraat 893
1081 HL Amsterdam
The Netherlands

Dear Piet:

Further to recent discussions, this will serve to confirm our offer to you of employment with World Heart Corporation's European business entity (WorldHeart) as Chief Medical Officer for the Corporation. You will report to Jal Jassawalla, Executive Vice President responsible for R&D, Quality, Clinical Affairs and Technical Services. In this role, approximately 40% of your time will be spent on matters related to European operations and the remaining time will be focused primarily on US-related initiatives.

The following is designed to serve as a record of the essential terms of employment, which we trust, is in accordance with our discussions.

COMMENCEMENT OF EMPLOYMENT:	January 1, 2004
REMUNERATION:	Your initial base salary will be 165,000 Euros per annum, inclusive of vacation pay. Your salary will be reviewed in January 2005 in accordance with the company's compensation policy.
PERFORMANCE-BASED COMPENSATION
Upon joining WorldHeart, you will be eligible to participate in the performance-based program for Management. Your cash bonus target will be 9% of your base salary, or 15,000 Euros for 2004, plus 21,500 performance-based options, subject to Board of Director approval. You will earn up to 100% of this performance-based compensation based on your achieving your 2004 objectives, which will be determined and agreed between you and the Corporation within 30 days of you joining WorldHeart. The cash bonus earned and the number of earned options will be determined at the end of 2004. Any unearned options will be cancelled at that time.

The price of the options will be equal to the US dollar equivalent of the closing price on the Toronto Stock Exchange on the last trading day before your employment commencement date. The earned options will vest one-third on each of December 31, 2004, December 31, 2005, and December 31, 2006. All other terms of the option grant are in accordance with the Employee Stock Option Plan.
OFFICE LOCATION:
You will be required to travel frequently to fulfill your job responsibilities. You will be reimbursed for travel and living expenses with the prior approval of your supervisor and in accordance with the WorldHeart Travel Policy. When you are not traveling you will work from your home office in Amsterdam. WorldHeart will reimburse you for all reasonable costs associated with maintaining your home office, for example, telecommunications, Internet connectivity, office supplies and related items.

Employment Offer to Mr. Piet Jansen
December 9, 2003/Page 2

VACATION:
Although the vacation year of the company is on a calendar basis, vacation entitlement accrues on a monthly basis and shall be taken in accordance with the WorldHeart Leave Request Policy. Your vacation will accrue at a rate of 2.083 days per month (25 days per year). The maximum vacation balance that can be carried forward from one calendar year to the next is 150% of the annual allotment (37.5 days)
BENEFITS:	WorldHeart will reimburse you for the costs associated with securing medical and dental coverage for your family equivalent to the level of coverage you currently are receiving.

WorldHeart will assume responsibility for obtaining a written release from Jarvick Heart Inc. (JHI) waiving your contractual non-compete obligations with JHI and freeing you to accept this employment offer from WorldHeart.

WorldHeart is in the process of establishing its European business entity and employment process, which should be completed by March 31, 2004. Until such time when WorldHeart can move you to its own payroll payment process, you will paid as an independent contractor on the same basis as described above upon the submission of monthly invoices.

This agreement may be terminated by either the company or yourself upon delivery of one full month prior written notice, or the minimum notice period prescribed by statutory or regulatory law applicable to employees based in The Netherlands, whichever is greater.

As a condition of employment you must sign the attached agreement to confidential information and proprietary rights (Proprietary Rights Agreement).

This letter states the entire agreement of the parties with respect to your employment with WorldHeart and supersedes and replaces all prior and contemporaneous agreements, understandings, negotiations and discussions whether oral or written of the parties. Also, beyond this letter there are no warranties, representations, understandings or other agreements between the parties in connection with the subject matter except as specifically set forth in this agreement and none have been relied on.

We would appreciate you indicating your acceptance of this offer by signing the enclosed copy of this letter in the space provided. This offer is valid only if accepted by Monday, December 15, 2003 at 5 PM Eastern Standard Time.

I am certain that you will find working at WorldHeart to be both challenging and rewarding and we look forward to you joining us.

Sincerely,

/s/ Roderick M. Bryden Roderick M. Bryden President & CEO

I have been given a copy of this letter and have read and understand its terms. I hereby accept the terms and conditions of employment outlined above.

ACCEPTED	Date:

	Signature:	/s/ Piet Jansen

[Letterhead of World Heart Corporation]

October 12, 2004

Dr. Piet Jansen
c/o Cereslaan 34
5384 VT Heesch
Netherlands

Dear Piet,

Further to recent discussions this will serve to confirm your appointment to the position of Managing Director, Europe and Chief Medical Officer effective July 1, 2004 reporting to the President & CEO.

The following is designed to serve as a record of the essential terms of employment, which we trust, is in accordance with our discussions.

REMUNERATION:	Your base salary will be 170,000 Euros per annum, inclusive of vacation pay. Your salary will be reviewed in January 2005 in accordance with the company's compensation policy.
CAR LEASE:	WorldHeart agrees to lease a car for you commensurate with the WorldHeart European Car Lease Policy.
STOCK OPTIONS:
In recognition of your promotion and a desire to provide senior management with equity ownership that aligns total compensation with meaningful rewards based on WorldHeart's future success, you have been granted 240,000 stock options on September 23, 2004, subject to TSX and shareholder approval at the next WorldHeart Annual General Meeting. These stock options have an option price of US $1.12 and will vest 1/3 on each of September 23, 2005, 2006 and 2007 and will all expire on September 22, 2013. All other terms and conditions of this option grant are in accordance with the WorldHeart ESOP, which will also be amended and approved at the next WorldHeart Annual General Meeting. A condition of this option grant is receiving your agreement to forfeit all the stock options (21,500) that you hold as of September 1, 2004.
PERFORMANCE BASED COMPENSATION:
The Company is shifting its compensation philosophy toward a total compensation more focused on equity ownership and away from cash compensation. With the significant increase in equity-based compensation awarded to you and others, the Board of Directors has approved management's recommendation to cancel the WorldHeart Bonus Program for 2005. Due to the Company's performance in achieving its 2004 Business Plan it is very unlikely that there will be any bonus earned for performance in 2004, except as it relates to achieving sales target in Europe.

All other terms and conditions of your employment as specified in your employment letter dated December 9, 2003 remain unchanged.

Piet, I look forward to your continued support and working closely with you as we build a strong and commercially successful company based on the Novacor technology.

Yours truly,

/s/ Jal S. Jassawalla Jal S. Jassawalla President and CEO

I have read and agree to the terms of this letter, including the forfeiture of all stock options held by me on September 1, 2004.

/s/ Piet Jansen

Name	Piet Jansen